

Mail Stop 7010

February 6, 2008

Bruce D. Jackson
President, Chief Executive Officer
c/o Brian J. McDonald
5781 Cranley Drive
West Vancouver, B.C. V7W 1T1

   Re: **Osprey Ventures, Inc.**
     Registration Statement on Form SB-2
     Filed January 11, 2008
     File No. 333-148625

Dear Mr. Jackson:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that amendments to Regulation S-K became effective on February 4, 2008 and that Form SB-2 was eliminated as of that date. With your next amendment, please amend your registration statement to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

2. Please update your disclosure throughout the registration process. In this regard, we note that updated financial statements will be needed in the amended filing.

3. Please provide an auditor's opinion as required by Item 310(a) of Regulation S-K. In addition, please provide the auditor's consent. See Item 601 of Regulation S-K.

4. Name the directors who will sell the common stock on the cover page, and briefly describe the role of such persons in the marketing of the securities.

5. Please disclose the effect the concurrent selling shareholder offering may have upon the company offering. Describe how investors will know in advance whether their subscriptions will go towards the company's offering or the selling shareholder's offering. If investors will not be capable of determining this, include a risk factor addressing the fact that investors will not know whether their investment will go towards the company or the selling shareholders.

6. We note that the funds will be placed into Osprey's account and that such account is not an escrow, trust or similar account. If there is an agreement that governs this account, please file that agreement as an exhibit. If not, please explain why there is no agreement. In addition, please provide us with an analysis of why you believe the appropriate procedural safeguards have been put in place to ensure that the offering will conform to all the requirements of Exchange Act Rule 10b-9. We may have further comment.

7. Please describe the process for the gathering of the subscriptions, and specifically how the determination is made about whether the minimum has or has not been achieved, and who has these responsibilities. For example, please disclose whether receipt of checks will be sufficient, or whether the checks will have to clear because you have to receive cash or cash equivalents. Please also disclose whether your officers and directors will be able to purchase securities in the offering in order to reach the minimum.

8. We note that Stephen B. Jackson has been involved with three companies which have not implemented the business plans described in their offering documents. For example, Mr. Jackson was the director of GoFish Corporation (formerly

Unibio Inc.). The Company's 2006 SB-2 states that: "We are in the business of developing a technology for confining the proliferation of genetically modified crops by eliminating their viable seeds and/or pollen." The Company's most recent 10-QSB for the quarter ended September 30, 2007 states that: "The Company's revenue is generated mainly from advertisers who purchase inventory in the form of graphical, text-based or video ads on the Company's Network of websites." As another example, Mr. Jackson was president, secretary, chief financial officer and a director of Kreido Biofuels, Inc. (formerly Gemwood Productions, Inc.). The Company's 2006 SB-2 stats that "Gemwood Productions, Inc. was incorporated in Nevada on January 17, 2005 for the purpose of marketing and selling day spa services to tourists at resort destinations throughout Mexico." The Company's most recent 10-QSB for the quarter ended September 30, 2007 states that: "We plan to commercialize our proprietary technology for biodiesel production on a commercial scale and to become one of the leading providers of biodiesel and biodiesel production technology." As a final example, Mr. Jackson was president, chief executive officer and a director of Alternative Energy Sources, Inc. The Company's 2003 SB-2 states that: "AESI is a development stage company that hopes to develop and sell alternative energy power solutions based upon wind power." The Company's most recent 10-QSB for the quarter ended September 30, 2007 states that the Company: "is a development stage company which plans to engage in the business of constructing, owning and operating fuel grade ethanol plants."

- Given the events following the offerings of GoFish Corporation, Kreido Biofuels, Inc., and Alternative Energy Sources, Inc., and Mr. Jackson's affiliations with these companies and your company, please revise your Form SB-2 to comply with Rule 419.

- If you do not believe Rule 419 applies to your offering, please add disclosure to explain the reasons why you believe the rule does not apply to your offering. In your disclosure, it would appear appropriate to describe the prior offerings of GoFish Corporation, Kreido Biofuels, Inc., and Alternative Energy Sources, Inc., including Mr. Jackson's affiliation with these companies. In this regard, please describe the proposed activities of the companies as disclosed in their prospectuses and describe their actual activities following their offerings. If you believe that the conduct of those companies after their offerings are not material to an investment in your company, please explain.

Cover page

9.   Given that checks for subscriptions are payable to the company, it would appear that the proceeds are the company's immediately and therefore subject to conditions, claims, and liens.   In that respect, there is a potential risk, as currently

structured, that investors will not be able to receive their funds promptly and that creditors may be able to claim such funds. Please state explicitly that investors may lose their entire investment notwithstanding the purported minimum offering provisions because the funds are not held in an escrow account and are potentially subject to creditor claims.

Risk Factors, page 7

10.   We note that Mr. Jackson has been involved with three companies which have not implemented the business plans described in their offering documents. Please provide a risk factor addressing the fact that Mr. Jackson has been an officer or director for three companies which have completely abandoned their original business plans to pursue alternative business plans.

Procedures for Subscribing, page 23

11.   We note your disclosure at page 24 that there is a minimum of 1,000,000 shares which must be sold as a condition precedent to the closing. We further note that the Subscription Agreement provides that "[t]here is no minimum aggregate amount of Shares which must be sold as a condition precedent to the Closing." Please reconcile.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey A. Nichols (800.778.3290)
        Mellissa Campbell Duru
        Sean Donahue